# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biodesix, Inc., CIK 0001439725
CUSIP: 09075X207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 West Dillon Rd., Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 01/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001420816

## Reporting persons
- Telemark Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,824; sole dispositive power 0; shared dispositive power 427,824; aggregate amount beneficially owned 427,824 (5.4% of the class)
- Telemark Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,824; sole dispositive power 0; shared dispositive power 427,824; aggregate amount beneficially owned 427,824 (5.4% of the class)
- Colin S. McNay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,824; sole dispositive power 0; shared dispositive power 427,824; aggregate amount beneficially owned 427,824 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Biodesix, Inc.
Address of issuer's principal executive offices: 919 West Dillon Rd., Louisville, Colorado, 80027

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Telemark Asset Management, LLC, Telemark Fund, LP and Colin McNay (collectively, the "Reporting Persons") with respect to shares of Common Stock of Biodesix, Inc. Telemark Asset Management, LLC is the investment adviser of Telemark Fund, LP. Colin McNay is the President and sole owner of Telemark Asset Management, LLC.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence:
The address of the principal office of each Reporting Person is:

One International Place, Suite 4620
Boston, MA 02110
Citizenship: Telemark Asset Management, LLC is a Delaware limited liability company, and Telemark Fund, LP is a Delaware limited partnership. Colin McNay is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 427,824 shares.
Percent of class: Each Reporting Person may be deemed to beneficially own what constitutes approximately 5.4% of the shares outstanding.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 427,824 shares
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 427,824 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Telemark Asset Management, LLC: /s/ Brian C. Miley, Brian C. Miley, Chief Financial Officer (01/26/2026)
- Telemark Fund, LP: By: Telemark Asset Management, LLC, investment adviser, /s/ Brian C. Miley, Brian C. Miley, Chief Financial Officer (01/26/2026)
- Colin S. McNay: /s/ Colin S. McNay, Colin S. McNay, President and sole owner of Telemark Asset Management, LLC (01/26/2026)